SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Amendment No. 2)

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Name of Subject Company)

TCO IP S.A.
a subsidiary of
VIVO PARTICIPAÇÕES S.A.
(Names of Filing Persons–Offeror)

Preferred Shares, no par value, and American Depositary Shares, each representing two Preferred Shares (Title of classes of securities)		87944E105 (CUSIP number of preferred stock)
Carlos Raimar Schoeninger Financial Planning and Investor Relations Director Av. Dr. Chucri Zaidan, 860 1 andar-lado A-Morumbi 04583-110 Sao Paulo Tel: +5511 7420-1170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Diane G. Kerr, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction valuation* $271,024,884.9		Amount of filing fee** $10,651.28

*Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only.  The Transaction Valuation was calculated assuming the purchase of 7,257,020 preferred shares, no par value (including preferred shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Persons, at a purchase price of R$63.90 in cash per preferred share.  As of April 4, 2008 there were 22,741,002 preferred shares outstanding (including preferred shares represented by American Depositary Shares), of which 969,932 preferred shares are owned directly or indirectly by the Filing Persons.  As a result, this calculation assumes the purchase of 7,257,020 outstanding preferred shares.  The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on April 4, 2008 of US$1 = R$1.7110.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,651.28	Filing Party:	TCO IP S.A., VIVO PARTICIPAÇÕES S.A.

Form or Registration No.:	Schedule TO-T	Date Filed:	April 8, 2008

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2007, is US$39.30 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value.  Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00003930.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9 and Item 11.

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) on April 8, 2008, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on April 10, 2008, by Vivo Participações S.A., a corporation organized under the laws of Brazil (“Vivo”) and TCO IP S.A. (“TCO IP”), a company controlled by Vivo Participações S.A. and Vivo S.A., both corporations organized under the laws of Brazil and, with Vivo S.A. being wholly-owned by Vivo Participações.  The Schedule TO relates to the offer by TCO IP to purchase up to 7,257,020 preferred shares, including preferred shares represented by American Depositary Shares (the “ADSs”), of Telemig Celular Participações S.A., a corporation organized under the laws of Brazil (the “Company”), at a price of R$63.90 per preferred share (for reference, equivalent to approximately U.S.$74.68 per ADS based on (i) one ADS representing two preferred shares and (ii) the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under transaction “PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasilia time, on April 4, 2008, which was U.S.$1.00 = R$1.711), in cash, net of stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated April 8, 2008 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and in the related Brazilian offer documents, which are annexed to and filed with the Schedule TO as Exhibit (a)(1)(C).

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 2 refer to the Offer to Purchase.

SUMMARY TERM SHEET – “The Tender Offer”

The following sentence is hereby added to the end of the first paragraph thereof on page 2:

Direct holders of preferred shares participating in this Offer by tendering preferred shares will receive payment in Brazilian reais through their Brazilian broker.

SUMMARY TERM SHEET – “How much are you offering to pay for my securities and what is the form of payment?”

The following sentence is hereby added to the end of the second paragraph thereof on page 5:

Direct holders of preferred shares participating in this Offer by tendering preferred shares will receive payment in Brazilian reais through their Brazilian broker.

SUMMARY TERM SHEET – “Do you have the financial resources to make payment?”

The third and fourth sentences of the paragraph thereof are hereby revised and restated in their entirety to read as follows:

It is anticipated that all of such funds will be obtained from TCO IP’s general corporate funds and to the extent that TCO IP’s own general corporate funds are not sufficient to purchase the preferred shares pursuant to the offer and pay related fees and expenses, the funds will come from general corporate funds of Vivo Participações. Vivo Participações has agreed to provide TCO IP with sufficient funds from its general corporate funds for such purpose.

INTRODUCTION

The following sentence is hereby added after the third to last sentence of the first paragraph thereof on page 11:

Direct holders of preferred shares participating in this Offer by tendering preferred shares will receive payment in Brazilian reais through their Brazilian broker.

THE OFFER – Section 1 – “Terms of the Offer”

The phrase “and in compliance with U.S. securities laws and regulations” is hereby added to the end of the first two sentences of each of the first two sentences of the fourth paragraph thereof, which is the first full paragraph on page 15.

THE OFFER – Section 5 – “Certain Tax Considerations – Material United States Federal Income Tax Consequences”

The fourth paragraph thereof which appears as the third paragraph on page 25 is hereby revised and restated to read as follows:

“A U.S. Holder may have different consequences if Telemig Holdings is or was a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year during which the U.S. Holder held the preferred shares or ADSs.  In general, a non-U.S. corporation is considered a PFIC for any taxable year in which (i) 75 percent or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50 percent or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income.  For these purposes, a non-U.S. corporation that directly or indirectly owns at least 25 percent by value of the stock of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation.  If a non-U.S. corporation is a PFIC for any year during which a U.S. Holder holds its shares or ADSs, it will generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which the U.S. Holder holds its shares or ADSs even if the non-U.S. corporation’s assets and income cease to meet the threshold requirements for PFIC status.

Because PFIC status depends on the composition of a company’s assets and income for each taxable year, which cannot be determined until after the close of the taxable year, and because a significant portion of the assets of Telemig Holdings consists of cash or cash equivalents, which are generally considered passive assets, there is no guarantee that Telemig Holdings is not a PFIC for the current taxable year.  In addition, there is no guarantee that Telemig Holdings was not a PFIC in any prior taxable year during which a U.S. Holder held its preferred shares or ADSs.  U.S. Holders should consult their tax advisers regarding the PFIC status of Telemig Holdings for the periods during which they have held their preferred shares or ADSs and as to the U.S. federal income tax consequences to them of participating in the Offer if Telemig Holdings is or was a PFIC.”

THE OFFER – Section 5 – “Certain Tax Considerations – Material United States Federal Income Tax Consequences – Consequences of the Offer if Telemig Holdings is a PFIC”

The first paragraph thereof which appears as the second to last paragraph on page 25 is hereby deleted.

THE OFFER – Section 7 – “Certain Information Concerning the Company – Valuation Report”

The twelfth paragraph thereof which appears as the second to last paragraph on page 32 is hereby amended and restated in its entirety to read as follows:

BES appraised the preferred shares of the Company applying the methodologies described below.

The respective sources of information, concepts used and detailing of the calculations of EBITDA and Net Debt used in the analyses are shown in section VI of BES’s valuation report, page 34 attached to this document as Exhibit (a)(5)(D). The same applies to the share prices and volumes traded.

In the valuation report BES values the preferred shares of the Company, based upon the following methodologies:

•	Volume weighted average share price for the last twelve months prior to August 1, 2007;

o	The closing price of each share was weighted according to the daily financial volume traded over the period.

o	The period considered was 12 months prior to disclosure of the material fact regarding the offer on August 2, 2007, i.e., from August 2, 2006 to August 2, 2007.

•	Net book value per share, calculated in accordance with quarterly information from each of Telemig Holdings and Telemig Subsidiary as of December 31, 2007 and reviewed by Deloitte Touche Tohmatsu;

o
Obtained by dividing the respective company’s net equity, determined in the financial statements for the fiscal year ended on December 31, 2007, by the number of shares after the reverse split on August 14, 2007.

•	Economic value, based on market value multiples of comparable companies to those analyzed;

o	Comparable companies listed on the São Paulo Stock Exchange and components of the IBOVESPA Index (Vivo, Tim, Tele Norte Celular Participações and Amazônia Celular) were used to obtain the multiples.

o
We calculated the ratio between the Enterprise Value of these companies weighted solely by preferred shares based on an average market value of 30 trading days prior to the disclosure of the material fact regarding the offer on August 2, 2007 (i.e., from June 20 to August 1, 2007) and their respective 2007 EBITDA, and the net debt as per the financial statements for the fiscal year ended on December 31, 2007.

o
In the case of Telemig Holdings, calculations of EBITDA and Net Debt are weighted according to its interest in Telemig Subsidiary. Multiples obtained were applied to the Company under analysis for the establishment of the value.

•
Premium offered in similar transactions occurring since 2001, calculated through the mean and median premiums offered in public offerings of preferred shares based on the weighted average price of the shares, over the 30 trading days prior to the announcement of the respective VTO;

o	Detail on these selected transactions and the mean and median used can be found in BES valuation report, page 11 attached to this document as Exhibit (a)(5)(D).

The following text is hereby added after the fourteenth paragraph thereof which appears as the first paragraph on page 33:

Regarding the comparable transactions analysis, a summary table is shown on page 10 of the valuation report. BES calculated the premium based on similar transactions for preferred shares from 2001 onwards and excluded all other offers because offers for voting shares have different reasons behind them such as acquisition of control. After selecting the 10-company sample, BES then calculated the mean and median premium and reached the valuation range shown in the report. Further details are provided in the valuation report.

Regarding the comparable companies multiples used in the multiples methodology BES selected the few wireless telecommunications traded in Brazil as peers. All the other telecommunication companies traded in Brazil have also fixed-line businesses as so they are not entirely compatible.

THE OFFER – Section 8 – “Certain Information Concerning TCO IP and Vivo Participações – TCO IP S.A.”

The second sentence of the first paragraph thereof is hereby amended and restated as follows:

The principal executive offices of TCO IP are located at Av. Roque Petroni Junior, 1464 – Morumbi – São Paulo – SP – CEP 04707-000 – Brazil.

THE OFFER – Section 9 – “Source and Amount of Funds”

The second and third sentences of the first paragraph thereof are hereby amended and restated in their entirety to read as follows:

It is anticipated that all of such funds will be obtained from TCO IP’s general corporate funds and to the extent that TCO IP’s own general corporate funds are not sufficient to purchase the preferred shares pursuant to the offer and pay related fees and expenses, the funds will come from general corporate funds of Vivo Participações. Vivo Participações has agreed to provide TCO IP with sufficient funds from its general corporate funds for such purpose.

THE OFFER – Section 12 – “Conditions of the Offer”

The reference to "on the second day prior to the Auction Date" in the sixth line of the first paragraph is hereby amended to be a reference to "on the second business day prior to the Auction Date".

The first condition which appears on page 39 is hereby amended and restated in its entirety to read as follows:

(1)
a change in the businesses, conditions, revenues, operations or share ownership of Telemig Holdings or its direct or indirect subsidiaries that is or may be reasonably expected to be materially adverse to Telemig Holdings or any of its direct or indirect subsidiaries, as a result of any of the following events:

(a)	the issuance of any act by any governmental authority (including, without limitation, the executive, legislative and judiciary branches) that:

(A)
challenges, restricts or limits our ability to carry out the tender offer for preferred shares of Telemig Holdings, to hold preferred shares of Telemig Holdings, to acquire additional preferred shares of Telemig Holdings, or to exercise the rights inherent thereof or to receive distributions thereunder;

(B)	terminates or amends the terms and conditions of any license, authorization or concession granted for the conduct of the businesses of Telemig Holdings or its direct or indirect subsidiaries;

(C)	expropriates, confiscates or limits the free disposal of the assets of Telemig Holdings or any of its direct or indirect subsidiaries;

(D)
reduces tariffs or rates for services charged by Telemig Holdings or any of its direct or indirect subsidiaries, or imposes additional obligations to make investments, provide services or implement measures that excessively burden Telemig Holdings or its direct or indirect subsidiaries; or

(E)	suspends, restricts or limits transactions in the foreign exchange market or the flow of funds into or out of Brazil;

(b)	the outbreak of war or civil or political unrest inside or outside Brazil; or

(c)	the occurrence of a natural disaster (including, without limitation, earthquake, flood or other similar event) or any other external factor that causes significant damage to:

(A)
the infrastructure, communication systems or public utilities in the states where Telemig Holdings or any of its direct or indirect subsidiaries provide services or in any other relevant areas of Brazil; or

(B)	the assets of Telemig Holdings or any of its direct or indirect subsidiaries in a manner that affects the ordinary course of their respective businesses.

The first sentence of the fourth paragraph thereof is hereby amended and restated to read as follows:

We are entitled to waive any of these conditions, in whole or in part (except the condition in paragraph (7) above, which shall be non-waivable), at any time until 8:00 a.m., New York City time, on the second business day prior to the Auction Date.

The last sentence of the fourth paragraph thereof is hereby deleted.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented as described below.

The following exhibit is hereby added to Item 12 of the Schedule TO:

(a)(5)(F)	Press release issued by Vivo Participações on April 25, 2008

Exhibit (a)(1)(c) is hereby amended by replacing the phrase "BES Securities" in the first sentence of Section 5.2 – "Representation" with the phrase "BESI".

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2008

TCO IP S.A.

By:	/s/ Ernesto Gardelliano
	Name:	Ernesto Gardelliano
	Title:	Chief Financial Officer

Vivo Participações S.A.

By:	/s/ Ernesto Gardelliano
	Name:	Ernesto Gardelliano
	Title:	Investor Relations Officer